U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER  33-5628-NY                            CUSIP NUMBER    169406204

                                  (Check One):

[X] Form 10-K and Form 10-KSB              [ ] Form 20-F           [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB              [ ] Form N-SAR

         For Period Ended: December 31, 1997

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

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                  Read Attached Instruction Sheet Before Preparing Form.
                  Please Print or Type

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 ................................................................................
 ................................................................................
 ................

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Part I - Registrant Information
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         Full Name of Registrant:   China Resources Development, Inc.

         Former name if Applicable:

         Address of Principal Executive Office (Street and Number)

         23/F. Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong
         Kong


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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q AND Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                  The Company is unable to file such report by March 31, 1998, without unreasonable effort or expense due to modifications to the information set forth in the report and the financial statements to be filed therewith which are required prior to filing. The report shall be completed and available for filing no later than Wednesday, April 15, 1998.


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Part IV - Other Information
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         (1) Name and telephone number of person to contact in regard to this notification:

Kenneth C. Wright              (407)               649-4000
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    (Name)                  (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X]   Yes       [  ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [X]   Yes       [  ]   No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The earnings statements of the Company to be included in the Form 10-K for the year ended December 31, 1997, as compared to the corresponding period in 1996, are expected to reflect a 49% decrease in net income. The decrease was primarily due to a decrease in the price of natural rubber, excess supply attributable to an influx of imported natural rubber, and a weak consumption market.


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



                        CHINA RESOURCES DEVELOPMENT, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            CHINA RESOURCES DEVELOPMENT, INC.



Date:  March 31, 1998                       By:/s/ Tam Cheuk Ho
                                               ---------------------------------
                                                   Tam Cheuk Ho
                                                   Chief Financial Officer




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